SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY

COMMISSION FILE NUMBER: 001-33750

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)

GUILLERMO GONZALEZ CAMARENA NO. 2000

COLONIA CENTRO DE CIUDAD DE SANTA FE

MEXICO, DF 01210

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Second Quarter 2013 Results

MAXCOM REPORTS RESULTS FOR THE SECOND QUARTER OF 2013

Mexico City, July 26, 2013. – Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”, or “the Company”) (NYSE: MXT) (BMV: MAXCOM CPO), one of the leading integrated telecommunications companies in Mexico, today announced its unaudited financial and operating results for the quarter ended June 30, 2013.

NOTE: The monetary amounts in this report have been presented in accordance to International Financial Reporting Standards (IFRS). Figures are expressed in millions of current Mexican Pesos.

Results | Second Quarter 2013

Financial Summary:

	2Q13	2Q12	Δ%	6M13	6M12	Δ%
Million Pesos
Revenues	636	517	23%	1,218	1,064	14%
EBITDA	187	170	10%	360	336	7%
EBITDA Margin	29%	33%		30%	32%

Net Income	(226)	(240)	(6)%	(175)	(163)	7%

Operating Highlights:

•	Total company Revenue Generating Units or RGUs, increased 12% to 644,184 in 2Q13 compared to the same period last year. The Company recorded RGU net connections of 66,797 during the quarter.
•	Total company customer base increased by 7% to reach 282,959 customers.
•	When compared to the same period last year, voice RGUs have a slightly increase of 3% that reach 373,868. Voice RGUs include residential voice, commercial voice, public telephony lines and wholesale lines.
•	Data residential RGUs increased by 22% to 141,950 in comparison to 115,992 in 2Q12.
•	The number of coin operated public phones totaled 36,060 a decrease of 3% in comparison to those in 2Q12.
•	The total mobile RGU base totaled 53,158 units which is 71% more than the number registered in 2Q12.
•	Pay TV number of RGUs reached 72,017 which is 14% more than the number recorded in 2Q12.
•	Residential RGU per customer, had a marginally increase at 1.8 compared with the same ratio of 2Q12.
•	Commercial RGU per customer presented at the end of de 2Q12 was of 20.7 and increased to 24.9 in the 2Q13.

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Second Quarter 2013 Results

Operating Results

	2Q13	2Q12	Δ%
Residential Customers	279,900	261,984	7%
Voice	237,737	231,845	3%
Data	140,203	113,904	23%
Mobile	30,142	25,721	17%
TV	65,591	62,724	5%

Residential RGUs	514,230	448,704	15%
Voice	247,185	238,767	4%
Data	141,950	115,992	22%
Mobile	53,078	31,029	71%
TV	72,017	62,916	14%
RGU per Residential Customer	1.8	1.7	6%

Commercial Customers	3,059	3,368	(9)%
Voice	2,746	3,092	(11)%
Data	1,398	1,414	(1)%
Mobile	19	23	(17)%
Other	182	169	8%

Commercial RGUs	76,097	69,701	9%
Voice	72,826	66,567	9%
Data	2,919	2,749	6%
Mobile	80	116	(31)%
Other	272	269	1%
RGU per Commercial Customer	24.9	20.7	20%

Public Telephony RGUs	36,060	37,355	(3)%

Wholesale RGUs	17,797	21,627	(18)%

Total RGUs	644,184	577,387	12%

Voice RGUs (voice lines in service)	373,868	364,316	3%
Total Number of Customers	282,959	265,399	7%

Revenues

Maxcom total revenues for the second quarter of 2013 were Ps.636 million, an increase of 23% over revenues of Ps.517 million recorded in the second quarter of 2012. The following table is a breakdown of the sources of revenue for the Company.

2

Second Quarter 2013 Results

	2Q13		Weight %	2Q12		Weight %	Δ%
Residential	Ps.	250	39%	Ps.	247	48%	1%
Commercial		164	26%		153	30%	7%
Public Telephony		39	6%		44	8%	(11)%
Wholesale		179	28%		69	13%	159%
Other Revenue		4	1%		4	1%	-
Total	Ps.	636	100%	Ps.	517	100%	23%

Total revenues for the first six months ended June 30, 2013 were Ps.1,218 million, a increase of 14% over revenue of Ps.1,064 million recorded in the same period of last year. The following table is a breakdown of the sources of revenue for the Company:

	6M13		Weight %	6M12		Weight %	Δ%
Residential	Ps.	502	41%	Ps.	485	46%	4%
Commercial		324	27%		307	29%	6%
Public Telephony		73	6%		93	9%	(22)%
Wholesale		311	26%		171	16%	82%
Other Revenue		8	1%		8	1%	-
Total	Ps.	1,218	100%	Ps.	1,064	100%	14%

Residential

Residential revenues represented 39% of the total during 2Q13, compared with 48% in 2Q12. Revenues in the residential business segment reached Ps.250 million, representing 1% of increase (Ps.3 million) in comparison to Ps.247 million recorded in 2Q12.

The Ps.3 million increases in revenues was mainly the effect of:

1.	Higher data consumption, for an amount equivalent at Ps.6 million.
2.	Higher recurrent charges in paid television by approximately Ps.2 million.

In contrast with the mentioned increase, exist a lower usage of phone and mobile service by Ps.5 million.

For the six months ended June 30, 2013, revenues from the residential business totaled Ps.502 million, being this a increase of 4% in comparison to the Ps.485 million registered in the same period 2012.

ARPU (average revenue per unit) for the residential business for 3Q12 was Ps.158 which is 10% less than the Ps.176 recorded in 2Q12.

Residential RGU per customer stayed almost flat in 1.8 in 2Q13, with respect at the same quarter of 2012.

Commercial

Commercial revenues represented 26% of the total during 2Q13, compared to 30% registered in 2Q12. Revenues in the Commercial Business reached Ps.164 million, an increase of 7% in comparison to Ps.153 million recorded in 2Q12.

The 7% or Ps.11 million increase in revenues during 2Q13 is mainly explained by an increase of data charges (Ps.13 million) and offsetting with Ps.2 million less of voice service.

For the six months ended June 30, 2013, revenues from the commercial business totaled Ps.324 million, a 6% increase in comparison to the Ps.307 million registered in the same period 2012.

ARPU of the commercial business for 2Q13 reached Ps.753 which is less than the Ps.756 recorded in 2Q12, and it explains because the growth of RGUs not was proportional at the revenue, was slightly higher.

In addition, RGU per commercial increased 20% to reach 24.9 in 2Q13 compared to 20.7 in 2Q12.

Public Telephony

Public Telephony represented 6% of total revenue generated during 2Q13. Revenues in this business unit totaled Ps.39 million, a decrease of 11% when compared to Ps.44 million in 2Q12. The decrease in revenues is attributed to a reduction in network usage.

For the six months ended June 30, 2013, revenues from the public telephony business totaled Ps.73 million, a 22% decrease in comparison to the Ps.93 million registered in the same period 2012.

3

Second Quarter 2013 Results

Wholesale

In 2Q13, wholesale revenues increase 159% to reach Ps.179 million, in comparison to the Ps.69 million registered during the same period in the previous year. The growth in this unit was by the calling party pays (r247%) and long distance services (r175%).

For the six months ended June 30, 2013, revenues from the wholesale business totaled Ps.311 million, an 82% increase in comparison to the Ps.171 million registered in the same period 2012.

Other Revenue

Other revenues contributed marginally and reached Ps.4 million, the same Ps.4 million registered in 2Q12. For the six months ended June 30, 2013, other revenues totaled Ps.8 million, like the amount recorded in the same period of 2012.

Network Operation Cost

Network Operation Costs in 2Q13 increased by 52% or Ps.95 million to reach Ps.278 million in comparison to Ps.183 million in 2Q12. This increase was mainly due to a Ps.102 million or 72% increase in network operating services, partially offset by Ps.7million decrease in technical expenses.

The Ps.102 million increases in network operating services by the wholesale business that shows a growth of cost in LD “Long Distance” interconnection and “calling party pays”.

For the six months ended June 30, 2013 network operation costs totaled Ps.513 million, a 33% increase when compared to the Ps.384 million registered in the same period of last year.

SG&A

SG&A expenses were Ps.170 million in 2Q13, 4% or Ps.6 million over the Ps.164 million reported in the same period of 2012. The Ps.6 million increases were mainly driven by incentives to the sale force and additional expenses for changes in the staff (Ps.3 million). In addition, some expenses that is related with the operation and producing an increase of Ps.3 million.

For the six months ended June 30, 2013 SG&A expenses totaled Ps.345 million, same number that was reported in the same period last year.

EBITDA and Adjusted EBITDA

EBITDA for 2Q13 was Ps.187 million, above the Ps.170 million registered in the same period of last year. EBITDA Margin was 29% during the period, slightly under of the 33% of last year. For the six months ended June 30, 2013, EBITDA amounted to Ps.360 million, a 7% increase in comparison to the Ps.336 million recorded in the same period of 2012. EBITDA margin for the six months of 2013 was 30%, quite similar with the 32% of the same period 2012.

Adjusted EBITDA for 2Q13 was Ps.187 million, 10% higher than Ps.171 million in the same period of last year. Adjusted EBITDA Margin was 29% during the period, below the 33% of 2Q12.

Operating Income

The Company recorded an operating loss for 2Q13 of Ps.34 million, in the same quarter last year the company achieved operating loss of Ps.25 million. For the six months ended June 30, 2013 the company reported an operating loss of Ps.6 million, below at the Ps.19 million reported in the same period last year.

Depreciation charges during the quarter were Ps.155 million, same number reported during 2Q12, reflecting a cost contained by the Administration.

Comprehensive Financial Result

During the quarter, the Company registered a loss of comprehensive financial result of Ps.192 million, a Ps.23 million decrease when compared to Ps.215 million in the same period of 2012.

	2Q13	2Q12	ΔPs.	D%
Interest Expense	79	90	(11)	(12)%
Interest (Income)	(6)	6	(12)	(200)%
Exchange Rate (Gain) Loss – Net	119	119	-	-
Total	192	215	(23)	(11)%

4

Second Quarter 2013 Results

For the six months ended June 30, 2013, comprehensive financial result for the Company reached Ps.169 million, compared to the Ps.144 million recorded in the same period of 2012.

Taxes

At the end of the 2Q13 the Company did not recorded taxes.

Net Income

The Company posted a net loss during 2Q13 of Ps.226 million, in comparison to the net loss of Ps.239 million reported in the same period of 2012. For the six months ended on June 30, 2013, the Company registered a net accumulated loss of Ps.175 million in comparison to the net loss of Ps.163 million recorded in the same period of 2012.

Liquidity and Capital Sources

Millions of Pesos	Quarter Ended	Quarter Ended
	June 30, 2013	June 30, 2012
Resources from Operations and Working Capital	167	169
CAPEX	(135)	(134)
Free Cash Flow	32	35
Financing Activities	(21)	(163)
Cash and Financial Instruments at the Start of the Period	105	492
Cash and Financial Instruments at the End of the Period	116	364

Millions of Pesos	Six Months Ended	Six Months Ended
	June 30, 2013	June 30, 2012
Resources from Operations and Working Capital	170	346
CAPEX	(226)	(213)
Free Cash Flow	(56)	133
Financing Activities	25	(166)
Cash and Financial Instruments at the Start of the Period	147	397
Cash and Financial Instruments at the End of the Period	116	364

Capital Expenditures

Capital Expenditures during the period totaled Ps.135 million, similar with the Ps.134 million recorded in 2Q12. Capital Expenditures were primarily used to support the additions of new residential RGUs, as well as for telephone network systems and equipment for Maxcom’s network operation.

For the six months ended June 30, 2013 capital expenditures reached Ps.225 million, in comparison to the Ps.213 million recorded in the same period of 2012.

Indebtedness

At June 30, 2013 the Company reported its Indebtedness level at Ps.2,490 million. The Company’s leverage ratio measured by Debt to EBITDA is at 3.47 times and the Net Debt to EBITDA is at 3.3 times.

Debt Restructuring

The Company commenced a voluntary prepackaged Chapter 11 cases in the U.S. Bankruptcy Court on July 23, 2013. Pursuant to its prepackaged plan of reorganization (the “Plan”), Maxcom is seeking to complete a recapitalization and debt restructuring that is expected to significantly reduce Maxcom’s debt service expense and position Maxcom for growth with a US$45 million capital infusion.

5

Second Quarter 2013 Results

Pursuant to the terms of the Plan, all classes of creditors are unimpaired and will be paid in full in the ordinary course, except for the Company’s outstanding 11% Senior Notes due 2014 (the “Senior Notes”) claims, which will receive (1) the step-up senior notes (which include the capitalized interest amount for unpaid interest accrued on the Senior Notes from (and including) April 15, 2013 through (and excluding) June 15, 2013, at the rate of 11% per annum), (2) cash in the amount of unpaid interest accrued on the Senior Notes (A) from (and including) December 15, 2012 through (and excluding) April 15, 2013, at the rate of 11% per annum, and (B) from (and including) June 15, 2013 through (and excluding) the effective date of the Plan at the rate of 6% per annum, and (3) rights to purchase equity that is unsubscribed by the Company’s current equity holders pursuant to the terms of the Plan. The step-up senior notes will: (a) be issued in an aggregate principal amount of US$200 million, minus the amount of Senior Notes held in treasury by the Company, plus the capitalized interest amount; (b) bear interest (i) from the date of issuance until June 14, 2016, at the annual rate of 6% per annum, (ii) from June 15, 2016 until June 14, 2018, at the annual rate of 7% per annum, and (iii) from June 15, 2018 until the maturity date, at the annual rate of 8% per annum; (c) have a maturity date of June 15, 2020; (d) be secured by the same collateral that currently secures the Senior Notes; and (e) be unconditionally guaranteed, jointly and severally and on a senior unsecured basis, by all of the Company’s direct and indirect subsidiaries, excluding Fundación Maxcom, A.C. Maxcom solicited votes from holders of its 11% senior notes due 2014 (the “Senior Notes”) to accept or reject the Plan from July 3, 2013 through the voting deadline of July 23, 2013. The voting holders of Senior Notes overwhelmingly support the Plan, with over 98% in amount and over 94% in number voting to accept the Plan.

The Company intends to operate in the ordinary course of business throughout the implementation of its recapitalization and debt restructuring and continue to provide a high level of responsiveness to its customers, vendors and business partners. On July 25, 2013, the U.S. Court approved all of the first day motions filed by Maxcom, including motions that allow Maxcom to pay prepetition claims held by customer, vendors, other business partners, and employee on account of their wages and benefits in the ordinary course of business, which will allow Maxcom to maintain its day-to-day operations without disruption.

No assurances can be given that the recapitalization and debt restructuring will be successful. A failure to complete a restructuring, through a pre-packaged Chapter 11 filing or otherwise, could have a material adverse effect on the business or the interests of holders of Maxcom’s debt and equity securities.

For more information on Maxcom’s restructuring, please visit www.MaxcomRestructuring.com.

About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Rodrigo Wright Mexico City, Mexico (52 55) 4770-1170 rodrigo.wright@maxcom.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statement in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

6

Second Quarter 2013 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT FINANCIAL POSITION IFRS

Thousand of Mexican Pesos (''Ps.'')

	As of June 30,		As of June 30,		vs 2Q 2012
	2013		2012		Var $		Var %
ASSETS:
CURRENT ASSETS:	Ps.	116,220	Ps.	364,155	Ps.	(247,935)	(68)%
Cash and financial instruments		116,220		364,155		(247,935)	(68)%

Accounts receivable:
Customers, net of allowance		678,947		614,002		64,945	11%
Value added tax refundable		64,927		135,465		(70,538)	(52)%
Other sundry debtors		93,032		76,675		16,357	21%
		836,906		826,142		10,764	1%

Inventory		17,201		13,447		3,754	28%
Prepaid expenses		29,452		30,614		(1,162)	(4)%
Total current assets		999,779		1,234,358		(234,579)	(19)%

Frequency rights, net		15,796		18,768		(2,972)	(16)%
Telephone network systems and equipment, net		3,827,922		3,892,646		(64,724)	(2)%
Intangible assets, net		111,637		80,963		30,674	38%
Financial instruments		-		55,131		(55,131)	(100)%
Deposits		8,436		7,724		712	9%
Deferred taxes		9,793		13,444		(3,651)	(27)%
Other assets		2,151		2,150		1	-

Total assets	Ps.	4,975,514	Ps.	5,305,184	Ps.	(329,670)	(6)%

LIABILITIES
CURRENT LIABILITIES:
Interest payable		147,450		14,037		133,413	950%
Accounts payable and accrued expenses		439,827		271,598		168,229	62%
Notes payable		6,453		4,419		2,034	46%
Customers deposits		2,095		2,124		(29)	(1)%
Payroll and other taxes payable		12,086		101,986		(89,900)	(88)%
Total current liabilities		607,911		394,164		213,747	54%

LONG-TERM LIABILITIES:
Senior notes		2,294,620		2,704,490		(409,870)	(15)%
Notes payable		5,275		4,078		1,197	29%
Other accounts payable		26,864		35,289		(8,425)	(24)%
Pensions and post-retirement obligations		5,574		2,854		2,720	95%
Other long term liabilities		30,298		27,707		2,591	9%
Long Term Liabilities		2,362,631		2,774,418		(411,787)	(15)%
Total liabilities	Ps.	2,970,542	Ps.	3,168,582	Ps.	(198,040)	(6)%

SHAREHOLDERS' EQUITY
Capital stock		4,827,500		4,814,428		13,072	-
Premium on capital stock		4,873		1,564		3,309	212%
Accumulated deficit		(2,652,693)		(2,516,605)		(136,088)	(5)%
Net profit (loss) for the period		(174,708)		(162,785)		(11,923)	(7)%
Total shareholders' equity	Ps.	2,004,972	Ps.	2,136,602	Ps.	(131,630)	(6)%

Total liabitilies and equity	Ps.	4,975,514	Ps.	5,305,184	Ps.	(329,670)	(6)%

7

Second Quarter 2013 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME IFRS

Thousand of Mexican Pesos (''Ps.'')

	3 month ended June 30,						vs 3M 2012			6 months ended June 30,						vs 6M 2012
	2013		%	2012		%	$ var		% var	2013		%	2012		%	$ var		% var

TOTAL REVENUES	Ps.	635,665	100%	Ps.	517,123	100%	Ps.	118,542	23%	Ps.	1,218,020	100%	Ps.	1,064,389	100%	Ps.	153,631	14%

Network operating services		244,248	38%		142,109	27%		102,139	72%		441,652	36%		305,317	29%		136,335	45%
Technical expenses		31,917	5%		38,800	8%		(6,883)	(18)%		66,623	5%		74,161	7%		(7,538)	(10)%
Installation expenses		2,285	0%		2,425	0%		(140)	(6)%		4,646	0%		5,016	0%		(370)	(7)%
Cost of network operation		278,450	44%		183,334	35%		95,116	52%		512,921	42%		384,494	36%		128,427	33%

GROSS PROFIT		357,215	56%		333,789	65%		23,426	7%		705,099	58%		679,895	64%		25,204	4%

Selling, general and administrative expenses		170,179	27%		163,656	32%		6,523	4%		345,009	28%		343,832	32%		1,177	-

EBITDA		187,036	29%		170,133	33%		16,903	10%		360,090	30%		336,063	32%		24,027	7%

Depreciation and amortization		155,200			154,972			228	-		272,138			296,069			(23,931)	(8)%
Other (Income) Expense		35,160			40,145			(4,985)	(12)%		63,168			48,755			14,413	30%
Restructuring		-			-			-	-		-			9,914			(9,914)	(100)%
Reorganization		30,715			-			-	-		30,715			-			-	-

Operating income (loss)		(34,039)			(24,984)			(9,055)	(36)%		(5,931)			(18,675)			12,744	68%

Comprehensive (income) cost of financing:
Interest expense		79,233			89,912			(10,679)	(12)%		142,269			165,936			(23,667)	(14)%
Interest (income) loss, net		(5,598)			6,318			(11,916)	(189)%		(5,316)			2,172			(7,488)	(345)%
Exchange (income) loss, net		118,617			118,848			(231)	-		31,824			(23,955)			55,779	233%
		192,252			215,078			(22,826)	(11)%		168,777			144,153			24,624	17%

INCOME (LOSS) BEFORE TAXES		(226,291)			(240,062)			13,771	6%		(174,708)			(162,828)			(11,880)	(7)%

Taxes:
Income tax		-			-			-	-		-			-			-	-
Defered Income Tax		-			(641)			641	100%		-			(43)			43	100%
Total tax		-			(641)			641	100%		-			(43)			43	100%

NET INCOME (LOSS)	Ps.	(226,291)		Ps.	(239,421)		Ps.	13,130	5%	Ps.	(174,708)		Ps.	(162,785)		Ps.	(11,923)	(7)%

Weighted average basic shares		789,819			789,819						789,819			789,819
Weighted average fully diluted		800,216			812,882						800,216			812,882

Earnings per share basic		(0.29)			(0.30)						(0.22)			(0.21)
Earnings per share diluted		(0.28)			(0.29)						(0.22)			(0.20)

8

Second Quarter 2013 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY IFRS

Thousand of Mexican Pesos (''Ps.'')

			Additional						Total
	Capital		paid-in				Repurchase		shareholders'
	stock		capital		Deficit		of shares		equity

Balances as of December 31, 2011	Ps.	4,814,428	Ps.	817,054	Ps.	(3,333,659)	Ps.	-	Ps.	2,297,823

Reclassification of additional paid-in capital		-		(817,054)		817,054		-		-

Stock option plan		-		1,564		-		-		1,564

Comprehensive net loss		-		-		(162,785)		-		(162,785)

Balances as of June 30, 2012	Ps.	4,814,428	Ps.	1,564	Ps.	(2,679,390)	Ps.	-	Ps.	2,136,602

			Additional						Total
	Capital		paid-in				Repurchase		shareholders'
	stock		capital		Deficit		of shares		equity

Balances as of December 31, 2012	Ps.	4,814,428	Ps.	3,592	Ps.	(2,652,693)	Ps.	-	Ps.	2,165,327

Increased in capital Stock		13,072		-		-		-		13,072

Stock option plan		-		1,281		-		-		1,281

Comprehensive net loss		-		-		(174,708)		-		(174,708)

Balances as of June 30, 2013	Ps.	4,827,500	Ps.	4,873	Ps.	(2,827,401)	Ps.	-	Ps.	2,004,972

9

Second Quarter 2013 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW IFRS

Thousand of Mexican Pesos (''Ps.'')

	3 months ended June 30,				vs 2012			6 months ended June 30,				vs 2012
	2013		2012		$ var		% var	2013		2012		$ var		% var

Operating Activities:
Income before taxes	Ps.	(226,291)	Ps.	(240,062)	Ps.	13,771	6%	Ps.	(174,708)	Ps.	(162,828)	Ps.	(11,880)	(7)%

Items without cash flow		372,430		378,863		(6,433)	(2)%		436,537		452,399		(15,862)	(4)%
Cash flow from income/loss before taxes		146,139		138,801		7,338	5%		261,829		289,571		(27,742)	(10)%

Cash flow from:
Accounts receivables		7,051		34,553		(27,502)	(80)%		(33,836)		40,738		(74,574)	(183)%
Inventory		3,088		(766)		3,854	503%		1,121		(4,552)		5,673	125%
Accounts payables		37,834		28,188		9,646	34%		(1,111)		36,124		(37,235)	(103)%
Other assets and liabilities		(26,223)		(31,854)		5,631	18%		(58,000)		(15,563)		(42,437)	(273)%
Cash flow from operation activities		21,750		30,121		(8,371)	(28)%		(91,826)		56,747		(148,573)	(262)%

Net cash flow from operating activities		167,889		168,922		(1,033)	(1)%		170,003		346,318		(176,315)	(51)%

Cash flow from:
Telephone network systems and equipment, net		(135,083)		(103,794)		(31,289)	(30)%		(225,496)		(182,785)		(42,711)	(23)%
Other intangible assets		-		(30,000)		30,000	100%		-		(30,000)		30,000	100%
Cash flow from capital expeditures		(135,083)		(133,794)		(1,289)	(1)%		(225,496)		(212,785)		(12,711)	(6)%

Cash in excess/(required) to be used in financing activities		32,806		35,128		(2,322)	(7)%		(55,493)		133,533		(189,026)	(142)%

Cash flow from :

Vendor financing		2,068		134		1,934	1,443%		1,067		(619)		1,686	272%
Capital stock		4,335		-		4,335	100%		13,072		-		13,072	100%
Additional paid in capital		-		768		(768)	(100)%		9		1,564		(1,555)	(99)%
Other financing activities		(27,733)		(164,199)		136,466	83%		11,049		(166,903)		177,952	107%
Cash flow from financing activities		(21,330)		(163,297)		141,967	87%		25,197		(165,958)		191,155	115%

Increase (decrease) in cash and temporary investments		11,476		(128,169)		139,645	109%		(30,296)		(32,425)		2,129	7%

Cash and financial instruments at beginning of the period		104,744		492,324		(387,580)	(79)%		146,516		396,580		(250,064)	(63)%
Cash and cash equivalents at the end of the period	Ps.	116,220	Ps.	364,155	Ps.	(247,935)	(68)%	Ps.	116,220	Ps.	364,155	Ps.	(247,935)	(68)%

10

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A.B DE C.V.
By:	/s/ Gonzalo Alarcon
Name: Gonzalo Alarcon
Date: July 26, 2013
Title: General Counsel